

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2014

Via E-mail
Dr. Nishan de Silva
Vice President, Finance and Strategy
  and Chief Financial Officer
Ligand Pharmaceuticals Inc.
11119 North Torrey Pines Road
Suite 200
La Jolla, CA 92037

> **Re:** **Ligand Pharmaceuticals Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 24, 2014**
> **Form 10-Q for the Quarterly Period Ended September 30, 2014**
> **Filed October 31, 2014**
> **File No. 001-33093**

Dear Dr. de Silva:

We have limited our review of your filings to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing, providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013
Exhibits 31 and 32

1. Please amend your Form 10-K to include certifications that reference the annual report on Form 10-K.

<u>Form 10-Q for the Quarterly Period Ended September 30, 2014</u>
<u>Note 7. Financing Arrangements</u>
<u>Convertible Bond Hedge and Warrant Transactions, page 28</u>

2. Please tell us what consideration was given to recording the warrants as derivatives. Specifically address the features in the agreement that would trigger a change in the strike price. In your analysis, address ASC 815-40 and any other literature which supports your conclusions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Senior Staff Accountants Christine Torney at (202) 551-3652 or Mary Mast at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant